March 10, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Amendment No. 5 to Registration Statement on Form F-4

Filed on March 3, 2023

File No. 333-268857

Dear Ladies and Gentlemen:

On behalf of Zapp Electric Vehicles Group Ltd (the “Company”), reference is made to the letter dated March 8, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 6 to the Registration Statement (“Amendment No. 6”) through EDGAR in response to the Staff’s Comment Letter. Amendment No. 6 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 6, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 5 to Registration Statement on Form F-4 filed March 3, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 102

1.    It appears in the pro forma financial statements you have replaced the maximum redemption scenario assuming the redemption of all 28,750,000 shares of CIIG II common shares that are subject to redemption with the scenario depicting the maximum number of CIIG II common shares that may be redeemed (i.e., 27,252,892 shares) to maintain a sufficient amount of net tangible assets that would allow the business combination to close. It also appears that all the references made to a maximum redemption scenario in the filing reflect the redemption of 27,252,892 shares. We do not believe the current presentation and discussion related to the maximum redemption scenario is appropriate. Please revise your disclosures to address the following:

•

Tell us why the scenario depicting the redemption of 27,252,892 shares was presented given this scenario does not appear to result in a sufficient amount of net tangible assets required for the business combination to close.

•

Present all three scenarios in the pro forma financial statements including No Redemption, Maximum Redemption assuming the redemption of all 28,750,000 shares, and Maximum Redemptions Allowed to Close assuming a redemption amount that would result in net tangible assets of $5,000,001 or greater upon the closing of the business combination.

•	Update all the relevant disclosures in the filing to clearly define and separately discuss the Maximum Redemption scenario and Maximum Redemptions Allowed to Close scenario.

•	Expand the question and answer on page 9 to discuss the potential cash shortfall in the maximum redemption scenario as we previously requested.

Response: The Company respectfully advises that the scenario depicting the redemption of 27,252,892 shares of CIIG II Class A Common Stock results in CIIG II having at least $5,000,001 of net tangible assets remaining after the CIIG II Stockholder Redemption and being able to satisfy the Minimum NTA Condition. The Company has revised the disclosure on pages 9 to 13, 34 to 37, 47, 92, 107, 119, 211 and 271 to clarify that the Minimum NTA Condition relates to CIIG II having at least $5,000,001 of net tangible assets remaining after the CIIG II Stockholder Redemption.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47 to 48 and 104 to 120 to present all three scenarios in the pro forma financial statements including No Redemption, Maximum Redemption assuming the redemption of all 28,750,000 shares, and Maximum Redemptions Allowed to Close assuming a redemption amount that would result in net tangible assets of $5,000,001 or greater upon the closing of the business combination in response to the Staff’s comment.

In addition, the Company has revised the disclosure on pages 9 to 13, 34 to 38, 47 to 48, 104 to 120, 211 to 213 and 270 to 273 to clearly define and separately discuss the Maximum Redemptions (100% Redemptions) scenario and the Maximum Redemptions Allowed to Close scenario.

The Company respectfully advises that the Maximum Redemptions Allowed to Close scenario depicting the redemption of 27,252,892 shares of CIIG II Class A Common Stock results in CIIG II having at least $5,000,001 of net tangible assets and Pubco having cash and cash equivalents of approximately $1.2 million upon closing of the Business Combination, which has been disclosed on pages 9, 13, 34 to 35 and 37. In addition, the Company has revised the disclosure on pages 9 to 10, 13, 35 and 37 to clarify that under the Maximum Redemptions (100% Redemptions) scenario, CIIG II will have less than $5,000,001 of net tangible assets remaining after the CIIG II Stockholder Redemption and will not be able to consummate the Business Combination.

***

Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Sharon Lau

Sharon Lau of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, David Sturgeon, Zapp Electric Vehicles Limited

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.

Alice Hsu, Orrick, Herrington & Sutcliffe LLP

Ackneil Muldrow, III, Weil, Gotshal & Manges LLP